SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                            Design Within Reach, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    250557105
                                 (CUSIP Number)


            Charles Almond, Trustee for the Almond Family 2001 Trust
                                  P.O. Box 2100
                          Mill Valley, California 94941
                                 (415) 388-6053
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 30, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 250557105

1    NAMES OF REPORTING PERSONS

     Charles M. Almond Trustee for the Almond Family 2001 Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     Corpus of Trust

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                   1,397,391

8    SHARED VOTING POWER                    N.A.

9    SOLE DISPOSITIVE POWER              1,397,391

10   SHARED DISPOSITIVE POWER               N.A.


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,397,391

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14   TYPE OF REPORTING PERSON*

     IN

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

Item 1.  Security and Issuer.

         The class of securities to which this statement relates is Common Stock (the "Common Stock") of Design Within Reach, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 225 Bush Street, 20th Floor, San Francisco, California 94104.

Item 2.  Identity and Background.

         Names of Person Filing:

         (a) This statement is filed on behalf of the Almond Family 2001 Trust, a Washington State trust (the "Trust") by its trustee Charles M. Almond (the "Reporting Person"). The Reporting Person has exclusive control over the investments made on behalf of the Trust. Beneficiaries are his children.

         (b) The Reporting Party's business address is P.O. Box 2100, Mill Valley, California 94941.

         (c) The Reporting Party is engaged principally in the investment business.

         (d) The Reporting Party has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Party has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Party is a citizen of the United States of America. The Trust is a Washington State trust.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate consideration paid by the Reporting Person for the shares of Common Stock covered by this statement was $608,142.81. The source of the funds for the payment of such consideration was the Trust's own funds.

Item 4.  Purpose of Transaction.

         The Reporting Party acquired the Common Shares for investment purposes. On July 30, 2009, the Reporting Person delivered a letter to the Issuer proposing to fund a bridge loan to the Issuer in the amount of $4 million so that the Issuer could meet certain upcoming obligations subject to certain conditions, including (i) the termination by the Issuer of its agreement to issue preferred and common stock to Glenhill Special Opportunities Master Fund LLC pursuant to a securities purchase agreement dated as of July 20, 2009, (ii) the agreement by the Issuer to undertake a rights offering of its Common Stock to its existing stockholders, including the Reporting Person, (iii) a reduction in the size of the board of directors of the Issuer to five persons and the appointment to the board of directors of the Issuer of three directors to be designated by the Reporting Person and (iv) the exempting of the Reporting Person and his affiliates from the Issuer's Rights Agreement dated as of May 23, 2006, as amended, Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover plans or regulations applicable to the Issuer. A copy of such letter is attached as Exhibit 1 to this statement.

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

         Regardless of whether the Issuer agrees to the terms set forth in the July 30, 2009 letter, the Reporting Person intends to evaluate his investment in the Issuer on a continuing basis and may

         (a) acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer held by the Reporting Person;

         (b) propose an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) propose a sale or transfer of a material amount of assets of the Issuer or any its subsidiaries;

         (d) propose changes in the board of directors or management of the issuer, including proposals to change the number or term of directors or to fill vacancies on the board;

         (e) propose other material changes in the capitalization of the Issuer;

         (f) propose other material changes in the Issuer's business or corporate structure;

         (g) propose changes in the Issuer's charter or bylaws or other actions which impede the acquisition of control of the issuer by any person;

         (h)      propose a change in the trading markets for the Common Stock;

         (i) propose that the Common Stock become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

         (j)      take or propose actions similar to those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) As of the above date, the Reporting Party beneficially owns, 1,397,391 shares, or 9.6%, of the outstanding Common Stock, based on the Issuer's quarterly report for the quarter ended April 4, 2009.

         (b) The Reporting Party holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

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

         (c) During the sixty days preceding the filing of this statement, the Reporting Party purchased (sold) the following shares of Common Stock in the open market:

    Date                     Number of Shares               Per share price
    ---------                ----------------               ---------------
    6/29/2009                187                            $0.74
    6/30/2009                9,700                          $0.70
    6/30/2009                2,700                          $0.70
    7/1/2009                 50,000                         $0.70
    7/1/2009                 17,107                         $0.70
    7/2/2009                 50,000                         $0.70
    7/2/2009                 50,000                         $0.70
    7/2/2009                 8,800                          $0.70
    7/2/2009                 300                            $0.69
    7/2/2009                 200                            $0.70
    7/2/2009                 200                            $0.64
    7/2/2009                 100                            $0.69
    7/6/2009                 2,500                          $0.75
    7/7/2009                 257,490                        $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/7/2009                 2,500                          $0.60
    7/14/2009                5,000                          $0.28
    7/14/2009                5,000                          $0.28
    7/14/2009                4,794                          $0.28
    7/15/2009                84,260                         $0.28
    7/16/2009                5,000                          $0.29
    7/16/2009                946                            $0.28
    7/17/2009                14,754                         $0.28
    7/17/2009                5,000                          $0.29
    7/20/2009                500                            $0.28
    7/21/2009                57,750                         $0.28
    7/23/2009                4,187                          $0.10
    7/28/2009                (100)                          $0.12
    7/29/2009                460,300                        $0.10

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Except as indicated in this Schedule 13D and the attached exhibit, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits:

Exhibit 1.   Letter dated July 30, 2009 from the Reporting Person to
             Ray Brunner, President and Chief Executive Officer of the Issuer.


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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009
                                       /s/ Charles M. Almond
                                       -----------------------------------------
                                       Name:  Charles M. Almond
                                       Title: Trustee for the Almond Family
                                              2001 Trust



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
                                                                       Exhibit 1

                                Charles M. Almond
                               Almond Ventures LLC
                                   PO Box 2100
                              Mill Valley, CA 94941

                                               July 30, 2009


BY HAND
-------

Mr. Ray Brunner
President and Chief Executive Officer
Design Within Reach, Inc.
225 Bush Street, 20th Floor
San Francisco, CA 94104

        Re:  Financing Proposal
             ------------------

Dear Mr. Brunner:

         As a representative of a significant stockholder in Design Within Reach, Inc. (the "Company"), I am writing to express my concerns about the highly dilutive impact of the Company's proposed transaction with Glenhill Special Opportunities Master Fund LLC ("Glenhill") pursuant to the Securities Purchase Agreement dated as of July 20, 2009 (the "SPA"). As an alternative, I believe a financing transaction along the lines described below (which obviously would be subject to mutually agreed documentation) would be much fairer to the existing stockholders of the Company and more in keeping with Delaware corporate law requirements and the fiduciary obligations of the Board of Directors of the Company to such stockholders:

         o I am prepared, through one or more affiliated entities, to immediately invest $4 million in the form of a senior secured convertible bridge loan (the "Bridge Loan") to the Company with a maturity of 180 days, with an interest rate of 7.2% per annum, payable at maturity. The Bridge Loan would be secured by a security interest in all of the assets of the Company. Such security interest would rank senior to all of the Company's current and future debt other than advances under the Loan, Guaranty and Security Agreement (the "Loan Agreement") between the Company and Wells Fargo Retail Finance, LLC ("Wells Fargo"). I understand that the funds represented by the Bridge Loan are required so that the Company can post additional collateral to Wells Fargo to avoid a default under the Loan Agreement.

         o As a condition to the making of the Bridge Loan, the Company shall notify Glenhill that the Company is immediately terminating the SPA and the Company will not consummate any of the transactions contemplated thereunder and the Company shall confirm that it is not requires to pay a break up fee or liquidated damages to Glenhill as a result of the transactions described herein.

         o The Company shall make a registered rights offering (the "Rights Offering") for up to $10 million of its Common Stock at a purchase price of $0.08 per share. The Rights Offering shall be open to all of the existing record stockholders of the Company and shall be consummated as soon as reasonably practicable following the closing of the Bridge Loan and the effectiveness of the registration statement relating thereto. I, or one or more of my affiliated entities, shall commit to the purchase of $5 million of Common Stock in the Rights Offering and shall have the right of first refusal to purchase any additional shares of Common Stock to the extent they are not purchased by the other stockholders. The Bridge Loan may be used as consideration to pay the purchase price of Common Stock issuable in the rights offering up to the principal amount thereof.

         o It is anticipated that the Company will engage in one or more future financings to further solidify its capital position, which shall be based on market conditions and discussions between the board of directors and management at the applicable time.

         o Subject to compliance with the requirements of Section 14(f) under the Securities Exchange Act of 1934, as amended, immediately following the closing of the Bridge Loan, the size of the Board of the Directors of the Company shall be set at five and three members of the Board shall be appointed by me.

         o The Company shall exempt me and affiliated entities from the operation of the Company's Rights Agreement dated as of May 23, 2006, as amended (the "Rights Agreement"), Section 203 of the Delaware General Corporation Law and each other anti-takeover plan, statute or regulation applicable to the Company, to the maximum extent permitted by applicable law.

         I believe that the proposal outlined above offers the existing stockholders of the Company a much more attractive outcome than the consummation of the transactions contemplated by the SPA while preserving the viability of the Company's business. If this proposal is acceptable to the Company, I am prepared to move swiftly to finalize the applicable documentation to properly reflect these transactions.

         I look forward to your response.

                                       Very truly yours,

                                       /s/ Charles M. Almond
                                       -----------------------------------------
                                       Charles M. Almond
                                       Managing Member


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